February 27, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. Amendment No. 8 to the Registration Statement on Form S-1 File No. 33-135353 Filed February 20, 2007

   Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 21, 2007 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

            1. We note that the conversion rights are available up to 29.99999% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company’s position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add the additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

Securities and Exchange Commission
February 27, 2007

        The Company has complied with this comment by revising the disclosure on pages 12, 19-20 and 71-72.

        Additionally, we supplementally advise you that, as set out in more detail in our November 30, 2006 letter to you, the Company originally structured its conversion right to require the tender of a warrant and a share of common stock to enhance its ability to attract investors who share Symmetry’s goal of creating long term value through an acquisition and management of an industrial, asset-based company. Symmetry wanted to discourage investors who were investing not for the value created through the acquisition, but to profit solely on the ability to ensure a certain financial return by selling the public warrant and then voting to convert their share to cash (or force dissolution and a return of their investment). In reviewing prior transactions, Symmetry was concerned that this trend may result in a proposed business combination being rejected not because of the substance of the proposed transaction, but because 20% or more of the investor base was seeking financially engineered returns. However, after meeting with more than 70 potential investors over the last 4 weeks, and upon a review of the current market trends relating to the conversion rights, Symmetry believes it can enhance its stockholders’ conversion rights by now eliminating the requirement to tender both a warrant and a share of common stock, thereby providing the stockholder with greater alternatives in the management of its investment. Eliminating the requirement to tender a warrant conforms Symmetry’s conversion rights structure to the typical SPAC structure. The Company has determined that the best solution for attracting investors interested in Symmetry’s long term growth and success is to increase the threshold of public stockholders whose exercise of conversion rights would prevent consummation of an initial business combination to 30%. A review of recent offerings indicates that many similarly structured companies are now addressing the concern that a proposed business combination may be rejected when such threshold is unintentionally exceeded by increasing the threshold to a percentage greater than 20%. This increase expands the potential population of investors who have the right to convert their shares and protects the investor who approves of the business combination and does not want the business combination to be rejected unintentionally.

            2. In the Effecting a Business Combination section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

        The 80% threshold may require the Company to obtain financing from third party sources if a substantial percentage of public stockholders exercise their conversion rights and the business combination requires it to use substantially all of its cash to pay the purchase price. Accordingly, the Company has complied with this comment by revising the disclosure on page 68 to address this potential need for third party financing.

            3. Advise use whether there is a current intent to increase the size of the offering from 21,562,500 units pursuant to Rule 462(b). We may have further comment.

        We have been advised by the Company that it has no current intent to increase the size of the offering from 21,562,500 pursuant to Rule 462(b).

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/Randi-Jean G. Hedin

Randi-Jean G. Hedin

Enclosures

cc:    Mr. Corrado De Gasperis
         Mr. Michael Karney, Branch Chief
         Mr. Paul Belvin, Associate Director